THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER AND THE JOINT BOOKRUNNERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

ArcelorMittal Launches EUR 750 Million Convertible Bond Offering (“OCEANE”)

Luxembourg, March 24th, 2009 – ArcelorMittal (the “Company” or the “Issuer”) announces today that it is launching a EUR 750 million convertible bond private placement as part of its strategy to diversify its sources of funding and to lengthen its debt maturity profile. The bonds (“OCEANE”or the “Bonds”) will be convertible into and/or exchangeable for new or existing shares of ArcelorMittal and have a maturity date no later than April 3rd, 2014.

The proceeds of the Bonds will be used for refinancing purposes. Under the terms of the Bonds, there will be a 90-day lock-up period on issuances or sales of shares or equity-linked securities.

In connection with the placement, the Company also confirms its prior first quarter 2009 EBITDA guidance of approximately USD 1 bn, specifying that approximately means plus/minus 15%.

The aggregate principal amount of the issue is EUR 750 million, which may be increased by EUR120 million in the event that the Issuer’s increase option is exercised and may be further increased by 15% in the event that the over-allotment option granted to the Joint Lead-Managers and Joint Bookrunners is exercised in full.

The Bonds will be exchangeable for existing shares of ArcelorMittal and/or cash as from May 13th 2009 until maturity, and may be converted into new shares, existing shares of ArcelorMittal and/or cash as from the date which is three business days after the date on which a general meeting of shareholders (the “AGM”) of ArcelorMittal approves sufficient authorised share capital for the purpose of issuing new shares upon exercise of the Bonds’ conversion/exchange right (currently expected at the AGM to be called on May 12, 2009, subject to quorum requirements).

THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER AND THE JOINT BOOKRUNNERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

The nominal value of the Bonds will correspond to an issue premium of between 27% and 32% over ArcelorMittal’s reference share price1 on Euronext Amsterdam. The conversion / exchange ratio of the Bonds will be one new or existing ArcelorMittal share per Bond, subject to customary adjustment provisions.

The Bonds will bear interest at between 7.25% and 7.75% payable semi-annually and will be redeemed at par. The Bonds may be redeemed from April 19th, 2013 at the option of the Issuer subject to certain conditions.

The Bonds are being offered by way of a private placement to qualified investors within the meaning of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003, in accordance with the respective regulations of each country in which the Bonds are offered. The Bonds are not being offered or sold in the United States of America, Australia, Canada and Japan.

Settlement and delivery of the Bonds is expected to take place no later than April 3rd, 2009.

Application will be made to the Luxembourg Stock Exchange for the Bonds to be listed on the Official List of the Luxembourg Stock Exchange and to be admitted to trading on the Luxembourg Stock Exchange’s regulated market. A prospectus prepared in connection with the issue of the Bonds has been filed with the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”) for the purpose of listing the Bonds on the Official List of the Luxembourg Stock Exchange.

IMPORTANT NOTE:

This press release does not, and shall not, in any circumstances constitute a public offering by ArcelorMittal of bonds convertible into and/or exchangeable for new or existing shares (the “Bonds”) nor an invitation to the public in connection with any offer.

No communication and no information in respect of the offering of the Bonds may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required. The Bonds will be offered only to qualified investors within the meaning of the Prospectus Directive (as defined below). The offering or subscription of the Bonds may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament ant the Council of November 4th, 2003 (as implemented in each member State of the European Economic Area (the “Member States”), the (“Prospectus Directive”).

In relation to each Member State of the European Economic Area and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken or will be

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1 The reference share price will be the volume-weighted average price (VWAP) of ArcelorMittal’s shares quoted between the opening of trading on March 24, 2009 and pricing (ISIN LU0323134006 / Bloomberg MTP NA / Reuters ISPA.AS)

THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER AND THE JOINT BOOKRUNNERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any Relevant Member State. As a result, the Bonds may only be offered in relevant member states:

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which meets two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million; and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts;

(iii) in any other circumstances, that would not require publication of a prospectus by ArcelorMittal under article 3(2) of the Prospectus Directive.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA”). To the extent that this press release does constitute an inducement to engage in any investment activity, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Financial Promotion Order”); (iii) persons who fall within Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") and Article 43(2) of the Financial Promotion Order; and (iv) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this press release is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this press release.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The securities referred to herein (including the Bonds and the shares of ArcelorMittal) have not been and will not be registered under the U.S. Securities act of 1933, as amended (the “Securities Act”) or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the securities described herein would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Bonds is being made in the United States.

THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER AND THE JOINT BOOKRUNNERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

Such transactions, if they are carried out, may be discontinued at any moment and will be discontinued no later than March 31, 2009, in accordance with Article 8.5 of Regulation (EC) 2273/2003 of the Commission of 22 December 2003. Such transactions are aimed to support the trading price of the Bonds and /or of the shares of ArcelorMittal. Such transactions may also have an effect on the trading price of shares of ArcelorMittal and the Bonds and could result in the setting of a trading price higher than the one that would otherwise prevail.